Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM RECEIVES NOTICE OF ANDA SUBMISSION

WITH PARAGRAPH IV CERTIFICATION FOR GENERIC OF

OLEPTRO™

LAVAL, Québec (November 12 , 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that on November 11, 2010 it received notice from Actavis South Atlantic LLC advising that Actavis has submitted an Abbreviated New Drug Application (ANDA) to the U.S. Food and Drug Administration (FDA) for approval to market 150 and 300 mg generic versions of OLEPTRO™ (trazodone hydrochloride extended-release 150 and 300 mg tablets) in the United States.

Under the Drug Price Competition and Patent Term Restoration Act (known as the Hatch-Waxman Act), OLEPTRO™ has a new dosage form market exclusivity period that prevents final approval of Actavis’ ANDA until the exclusivity period expires on February 2, 2013.

Activis’ ANDA includes a paragraph IV patent certification to obtain approval to manufacture, use, or sell its generic versions before the expiration of Patent No. 6,607,748, which is owned by Labopharm Inc., in June 2020. The patent is listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluation (the “Orange Book”).

Labopharm is currently reviewing the notice letter to determine next steps in this matter.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company’s commercialized products include OLEPTRO™, a once-daily antidepressant marketed in the U.S. and a unique once-daily formulation of tramadol marketed in 19 countries, including the U.S.  Labopharm’s third product, a twice-daily formulation of tramadol-acetaminophen, is approved in multiple countries in Europe with launches anticipated in late 2011.  The Company also has a pipeline of follow-on products in both pre-clinical and clinical development. Labopharm is headquartered in Laval, Canada with U.S. offices in Princeton, New Jersey.

OLEPTRO™ is a trademark of Labopharm Inc.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the uncertainties related to the regulatory process in various countries for the approval of the Company's products and the successful commercialization of the products throughout the world if they are approved.  Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update these forward-looking statements.

For more information, please contact:

At Labopharm Inc. Mark D’Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com

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